Index supplement to the prospectus dated April 13, 2023, the prospectus supplement dated April 13, 2023, the product supplement no. 3-I dated April 13, 2023 and the underlying supplement no. 13-I dated April 13, 2023.

Registration Statement Nos. 333-270004 and 333-270004-01
Dated January 9, 2024
Rule 424(b)(3)

JANUARY 2024

Ensemble.Ai Large Blend Index PR

J.P.Morgan

PERFORMANCE UPDATE

The Ensemble.Ai Large Blend Index PR (the "Index") tracks the performance of equally weighted allocations to (a) a dynamic "U.S. stock large value" notional portfolio and (b) a dynamic "U.S. stock large growth" notional portfolio, in each case selected using a strategy that seeks outperformance relative to a corresponding benchmark portfolio derived from the iShares® Russell 1000 Value ETF (the "Value ETF") or the iShares® Russell 10000 Growth ETF (the "Growth ETF"), as applicable.

The Index was established on October 12, 2021.

Levels are published on Bloomberg using the ticker SOEAILBP.

Hypothetical and actual historical performance: Dec 2013 through Dec 2023


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Ensemble.Ai Large Blend Index PR
S&P 500 Index
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Please see the footnotes at the bottom of this page and "Backtesting" on the following page for information on backtested performance.

Hypothetical and actual historical returns and volatilities: Dec 2013 through Dec 2023

	1 Year Return	3 Year Return (Annualized)	5 Year Return (Annualized)	10 Year Return (Annualized)	10 Year Volatility (Annualized)
Ensemble.Ai Large Blend Index PR	13.57%	-0.98%	9.87%	8.99%	18.98%
S&P 500 Index	18.52%	6.60%	12.66%	9.43%	17.86%

Hypothetical and actual historical monthly and annual returns: Jan 2014 through Dec 2023

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Year
2014	-2.75%	4.97%	-0.65%	-0.88%	2.76%	1.55%	0.04%	4.71%	-1.56%	2.78%	2.75%	0.59%	14.90%
2015	-2.14%	5.98%	-0.74%	-0.59%	0.89%	-1.33%	1.90%	-6.82%	-4.31%	8.16%	-0.16%	-0.99%	-1.03%
2016	-6.25%	0.40%	5.04%	0.90%	2.59%	-1.83%	5.02%	-0.02%	0.56%	-1.29%	2.07%	1.05%	7.98%
2017	2.28%	3.73%	0.42%	1.80%	2.79%	0.67%	1.96%	0.78%	0.90%	1.76%	3.22%	0.22%	22.46%
2018	5.95%	-4.63%	-2.22%	0.10%	1.85%	1.08%	3.81%	2.24%	0.38%	-5.87%	4.19%	-7.69%	-1.79%
2019	7.53%	4.40%	1.75%	3.45%	-4.52%	6.08%	1.37%	-1.44%	1.36%	1.07%	3.56%	2.86%	30.48%
2020	-0.80%	-7.12%	-14.71%	13.20%	9.31%	2.49%	6.58%	5.52%	-1.88%	-2.15%	14.56%	2.54%	26.40%
2021	-1.90%	4.69%	1.16%	4.76%	-0.15%	4.12%	1.68%	1.75%	-4.58%	6.29%	-5.63%	0.75%	12.90%
2022	-7.72%	-0.95%	2.11%	-10.05%	-3.24%	-5.90%	6.91%	-2.63%	-9.26%	6.96%	3.81%	-5.54%	-24.28%
2023	7.01%	-2.61%	0.77%	0.41%	-0.53%	5.92%	4.86%	-3.92%	-3.99%	-3.11%	9.07%	0.00%	13.57%

PAST PERFORMANCE AND BACKTESTED PERFORMANCE ARE NOT INDICATIVE OF FUTURE RESULTS. Please see the Disclaimer on the following page.

Investing in the notes linked to the Index involves a number of risks. See "Selected Risks" on page 2 of this document, "Risk Factors" in the relevant product supplement and underlying supplement and "Selected Risk Considerations" in the relevant pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this document or the accompanying product supplement, underlying supplement, prospectus supplement or prospectus. Any representation to the contrary is a criminal offense.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

JANUARY 2024 | Ensemble.Ai Large Blend Index PR

J.P.Morgan

Selected Risks

- JPMorgan Chase & Co. may be included in the Index.
- The daily holdings and portfolio weights of mutual funds, the Value ETF and the Growth ETF derived by the Replication Technologies may differ, perhaps significantly, from the actual holdings and portfolio weights of those funds.
- The Index may not be successful or outperform any alternative strategy that might be employed in respect of components of any mutual fund, the Value ETF or the Growth ETF.
- The Index's notional portfolios may not accurately represent "U.S. stock large value" and "U.S. stock large growth" portfolios.
- Concentration risks may adversely affect the value of the notes.
- Your return on the notes will not reflect dividends or other distributions on the Constituents.
- Hypothetical back-tested data relating to the Index do not represent actual historical data and are subject to inherent limitations.
- If the prices of the Constituents change, the level of the Index and the market value of your notes may not change in the same manner.
- The Index comprises notional assets and liabilities.
- The Index has a limited operating history and may perform in unanticipated ways.
- The Index is subject to market risks.
- The Index Administrator may adjust that Index in a way that affects its level, and the Index Administrator has no obligation to consider your interests.

The risks identified above are not exhaustive. You should also review carefully the related "Risk Factors" section in the relevant disclosure statement and underlying supplement and the "Selected Risk Considerations" in the relevant term sheet or disclosure supplement.

Disclaimer

The information contained in this document is for discussion purposes only. Any information relating to performance contained in these materials is illustrative and no assurance is given that any indicative returns, performance or results, whether historical or hypothetical, will be achieved. These terms are subject to change, and J.P. Morgan undertakes no duty to update this information. This document shall be amended, superseded and replaced in its entirety by a subsequent term sheet and/or disclosure supplement, and the documents referred to therein. In the event any inconsistency between the information presented herein and any such term sheet and/or disclosure supplement, such term sheet and/or disclosure supplement shall govern.

Backtesting: Hypothetical backtested performance measures have inherent limitations. Alternative modelling techniques might produce significantly different results and may prove to be more appropriate. Past performance, and especially hypothetical back-tested performance, is not indicative of future results. This type of information has inherent limitations and you should carefully consider these limitations before placing reliance on such information.

The 10 Year Volatility (Annualized) on the previous page is a measure of market risk, calculated as of the square root of two hundred and fifty-two (252) multiplied by the sample standard deviation of the daily logarithmic returns of each applicable index or portfolio (considering only days for which levels are available for all three) over the preceding 10 years.

The Sharpe Ratio on the previous page is a measure of risk-adjusted performance, calculated as the 10 Year Return (Annualized) divided by the 10 Year Volatility (Annualized).

Investment suitability must be determined individually for each investor, and notes linked to the Index may not be suitable for all investors. This material is not a product of J.P. Morgan Research Departments.

Copyright © 2024 JPMorgan Chase & Co. All rights reserved. For additional regulatory disclosures, please consult: www.jpmorgan.com/disclosures. Information contained on this website is not incorporated by reference in, and should not be considered part of, this document. This monthly update document replaces and supersedes all prior written materials of this type previously provided with respect to the Index.